United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Wells Fargo & Company

Name of persons relying on exemption: Harrington Investments Inc.

Address of persons relying on exemption: 1001 2nd St #325, Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear Wells Fargo & Company Investor:

I am writing to urge you to vote in favor of item number 5 on the Company’s proxy. The proposal asks the board of directors to pursue becoming a Public Benefit Corporation (PBC), as authorized under Delaware law.

As our Company has struggled to turn the corner after its many breaches of trust of consumers and investors, the efforts to date, including issuing Business Standards and Corporate Social Responsibility reports and replacing our Company’s CEO, appear inadequate to the task of redirecting the company. Although the Company discusses its environmental, social and governance (ESG) measurement and disclosure efforts, the reality of its performance and practices under the existing incorporation domain amply demonstrates that the board and management as fiduciaries have been unable, within the confines of this model, to align with the interests of diversified investors.

The Company has not recovered from its consumer fraud crisis of 2016 which alleged that the company had opened 1.5 million accounts without customers’ knowledge, leading to $3 Billion in federal fines.1 Underlying the crisis was a sense that the company had set impossibly high sales goals that incentivized fraud. While the company claims that the cultural issues have been addressed, the New York Times conducted interviews with current and former employees that imply that the underlying issue is not resolved.

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1 https://www.nytimes.com/2020/02/21/business/wells-fargo-settlement.html

…Wells Fargo workers say they remain under heavy pressure to squeeze extra money out of customers. Some have witnessed colleagues bending or breaking internal rules to meet ambitious performance goals, according to interviews with 17 current and former employees and internal documents reviewed by The New York Times.2

Although the Company discusses its environmental, social and governance (ESG) measurement and disclosure efforts, the reality of its performance and practices under the existing incorporation domain amply demonstrates that the board and management as fiduciaries have been unable, within the confines of this model, to align with the interests of diversified investors.

Our bank’s “embrace of sustainability”, which stands in sharp contrast to the fact that our Company from 2016 through 2020 loaned over $223 billion in fossil fuel financing, helping to drive multigenerational climate change (WFC). This financial commitment to the fossil fuel industry is inconsistent with long-term sustainability, greatly increases reputational risk, and is also inconsistent with our Company’s “Statement on the Purpose of a Corporation.”

Our bank (WFC) since 2000 paid major fines and penalties exceeding $21 billion, responsible for mortgage and toxic securities abuses, including banking and consumer protection violations and was one of several financial institutions responsible for almost bringing down the entire US economy in the 2008-09 great recession.

The Company’s existing voluntary codes, commitments and statements are simply not fit for the purpose of resisting the shortsighted pressures of market forces and clients which can be in conflict with the interests of society or the environment. Diversified investors suffer as a result.

Nor is this issue resolved by the August 2019 endorsement by our CEO of the “Statement on the Purpose of a Corporation,” committing our company to all stakeholders, supporting. . .” the communities in which we work . . . respect[ing] the people in our communities and protect[ing] the environment by embracing sustainability practices across our businesses.” This statement is more a matter of public communications than a binding mandate for change. Endorsing such a statement appears disingenuous and incongruent with Delaware law and fiduciary duty pursuant to conventional Delaware corporate law, unless our Company converts to a PBC.

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2 https://www.nytimes.com/2019/03/09/business/wells-fargo-sales-culture.html

A conventional Delaware stock corporation’s fiduciary duties are primarily owed to stockholders if there is a conflict between the interests of stockholders and other constituencies, or stakeholders, while in a PBC, directors are required to consider the interests of constituencies other than shareholders in making business decisions and where the pecuniary interests of stockholders and one or more of the corporation’s other constituencies conflict, the directors have a fiduciary duty to balance competing interests. Therefore, transitioning to a PBC is consistent with the aforementioned commitment to obligate our company directors’ fiduciary duties to all stakeholders alike, not just shareholders.

Our Company is a social institution created by the state to carry out any lawful business purpose, including, primarily to enrich owners and managers in return for serving the public. Additionally, our Company’s leadership has committed the business enterprise to also serve stakeholders.

The Company’s opposition statement appearing in the proxy statement alongside my proposal asserts that reincorporation is unnecessary. Yet, I believe it is clear that maintaining the existing form of incorporation is actually inconsistent with the interest of the majority of the Company’s investors. The existing incorporation form encourages the Company to externalize costs and the resulting externalities act as a drag on the global economy. In other words, investors and civil society pays for our Company’s costly and often harmful externalities. Responsible and sustainable investors, as well as stakeholders, deserve better.

Becoming a public benefit corporation will better equip the Company to address the needs of the 21st century, including the interests of diversified investors. The attached discussion of the proposal is from the Shareholder Commons, an independent nonprofit that seeks to ensure that private capital is deployed in a manner that prioritizes vital environmental and social systems (emphasizing environmental, social, and governance [esg] balanced concerns) while preserving the critical pricing function of free markets.

Your vote in favor of this proposal will encourage our Company to exercise leadership and initiative by giving much more serious consideration to the public benefit corporation model, and to moving beyond the limitations imposed by the current corporate model of shareholder primacy.

Our current fiduciary standards codified in early law secularized theological traditions applied to commercial pursuits. I believe that the board and management as fiduciaries have both legal and moral obligations to make decisions in consideration of the impacts on society and the environment, but unfortunately the current governance model contains inadequate guardrails to enforce these obligations.

For instance, in my opinion, our bank’s current “Statement of the Purpose of the Corporation” confers a promise that cannot be delivered based upon our corporate governance documents, representing our directors’ fiduciary duties under current Delaware law, unless and until our company transitions to a PBC.

Your support of this proposal will encourage the board and management to embrace a specific public purpose for the Company to be embedded in its articles of incorporation, and which would go further toward advancing interests of diversified investors who must consider the systemic implications of portfolio holdings along with long and short-term returns.

I urge you to vote in favor of the proposal, item number 5 on the management’s proxy.

Sincerely,

John C. Harrington

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

 PROXY CARDS WILL NOT BE ACCEPTED BY THE FILER NOR THE SHAREHOLDER COMMONS. PLEASE DO NOT SEND YOUR PROXY.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

SHAREHOLDER REBUTTAL TO WELLS FARGO & COMPANY

The Shareholder Commons urges you to vote FOR Proposal 5 on the proxy, the shareholder proposal requesting the Board to convert Wells Fargo & Company to a public benefit corporation.

Summary

Proposal

The Proposal requests the board of directors to take steps necessary to convert Wells Fargo & Company (“Wells Fargo”) to a public benefit corporation (PBC). A PBC operates just like a conventional corporation, except that it can make decisions that promote the interests of stakeholders, such as employees and communities, without having to justify those decisions as also advancing shareholders’ interest in receiving profits and financial gains from the corporation.

Management Misses the Point

As discussed in detail below, the purpose of the Proposal is to address a tension between the need for Wells Fargo to authentically account for all of its impacts and a perceived requirement that it privilege financial return to shareholders over any other stakeholder interest. The Proposal’s suggested resolution—conversion to a public benefit corporation—has been celebrated by Leo Strine, the leading corporate commentator of his generation and the former Chief Justice of Delaware, the state in which Wells Fargo is incorporated. Chief Justice Strine has argued that conversion to PBC status could resolve the contradiction between the company-first shareholder primacy of conventional corporation law and the need for corporations to account for the full impact of their business operations:

So how to resolve this legal impasse? A recent innovation offers a sensible answer. … [T]he benefit corporation — [] puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.1

In its opposition statement, Wells Fargo demonstrates that it has not even considered the gap between what it can do to address stakeholder interests in its current, conventional corporate form and what it would be able to do as a PBC. It is patently obvious that management’s defense of the status quo is failing miserably, as Wells Fargo has repeatedly violated its most basic obligations to its customers and broken the laws to which it is subject. In the face of its apparent inability to comply with fundamental fiduciary obligations, management should conduct a proper assessment of the viable and significant solution this proposal proffers.

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1 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, Harvard Business Review (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

The Shareholder Commons | PO Box 7545 | Wilmington, DE 19803

www.theshareholdercommons.com | info@theshareholdercommons.com

Why You Should Support this Resolution

Almost all of Wells Fargo’s shareholders are diversified investors who depend on an economy that succeeds for everyone over the long term. As a PBC, Wells Fargo will be able to account directly for the long-term risks created by corporate decisions that affect multiple stakeholders and the overall economy, something it cannot do now. This flexibility will allow Wells Fargo to protect you as a diversified shareholder by limiting activities that undermine the healthy systems necessary for a successful economy, even if such limits have not been justified based on its anticipated impact on the Company’s own long- or short-term rates of return. As a conventional corporation, directors may fear they will breach their fiduciary duties if they make decisions that might undercut the individual company’s financial returns for the sake of broader market or systemic concerns.

Why PBCs are better for Wells Fargo shareholders

Conventional corporate law is interpreted to require corporations to prioritize the interests of their shareholders in financial returns from the company. Indeed, a legal review of PBC conversion Wells Fargo commissioned in 2020 specifically affirmed the Company’s obligation to stockholders first, contrary to Wells Fargo’s public claims of a commitment to stakeholder primacy.2 As a leading Delaware law firm explained in a similar report prepared this year in response to a proposal that JPMorgan Chase become a PBC, “If the interests of the stockholders and the other constituencies conflict… the board’s fiduciary duties require it to act in a manner that furthers the interests of the stockholders.”3 This rule, called “shareholder primacy,” has been interpreted by the courts to require a company to optimize long-term financial returns to shareholders, ultimately received through dividends, buybacks, and stock appreciation. But this company-first approach fails to recognize that an individual company may profit from activity that undermines the social and environmental fabric upon which the vast majority of diversified shareholders depend.

The Problem with Company-First Shareholder Primacy

The tension between company-first shareholder primacy and the needs of diversified investors is demonstrated by a recent study, which determined that publicly listed companies impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.4 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate.

As a conventional corporation, Wells Fargo is bound to participate in this shell game, making profits that optimize its long-term profitability even while engaging in activities that put the global economy at risk. To the extent that Wells Fargo creates economic costs that lower GDP, the value of shareholders’ portfolios is reduced. Thus, by requiring Wells Fargo to prioritize financial return to shareholders above all else, the fiduciary requirements of conventional corporation law threaten the Company’s own shareholders, the vast majority of whom are diversified.5 In other words, while Wells Fargo may increase its isolated return to shareholders by applying the company-first shareholder primacy model and neglecting the costs it externalizes, its diversified shareholders will ultimately pay these costs.

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2 See Independent Study and Report and Wells Fargo & Company Response regarding Public Benefit Corporations, Richards, Layton & Finger PA (January 2020), available at https://www08.wellsfargomedia.com/assets/pdf/about/corporate/public-benefit-corporations-report.pdf.

3 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/harringtonjpmorgan020121-14a8.pdf

4 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

5 Indeed, as of March 16, 2021, Wells Fargo’s top two holders of its shares were mutual fund companies with indexed or otherwise broadly diversified portfolios.

The PBC Form Creates Obligations that Protect Diversified Shareholders

In contrast to a conventional corporation, which must operate under the company-first shareholder primacy model, a PBC is expected to operate in a “responsible and sustainable manner,”6 and to balance three considerations:

1.	The shareholders’ financial interests;

2.	The best interests of those materially affected by the corporation’s conduct; and

3.	A public benefit or benefits specified in the corporation’s certificate of incorporation.[7]

This new obligation would allow Wells Fargo to prioritize interests of stakeholders, who can be affected by externalized costs. It is this change in focus that permits a PBC to reduce its negative impacts on society and the environment, leading to healthier systems and better financial returns for diversified shareholders.

How Conversion to a PBC Could Benefit the Shareholders and Stakeholders of Wells Fargo

Example 1: As the Proposal details, Wells Fargo has repeatedly failed to meet even the bare minimum it owes to stakeholders—compliance with the laws that protect customers, depositors, and others. This reflects a culture that prioritizes bottom-line financial return to shareholders over even the most basic obligations to society.

By converting to a PBC, Wells Fargo could embed accountability to all stakeholders into its corporate DNA. The legal mandate to recognize a broad set of stakeholders would establish a framework in which adherence to regulatory structures that protect stakeholders would be viewed as a measure of satisfying corporate obligations, rather than an obstacle to greater profiteering. This in turn can lead to a culture where rules are followed and the company’s reputation enhanced, creating more value for shareholders as well as other stakeholders.

Example 2: Wells Fargo is the third largest8 source of fossil-fuel financing globally, having provided $223 billion in financing to fossil-fuel companies and projects since the Paris Agreement was signed. The consequences of climate change are well established and include property destruction, forced migration, worsened global health and increased mortality, food system disruption, and more. These outcomes harm communities, customers, employees, suppliers, and shareholders, and degrade many of the social and environmental systems upon which thriving economies depend. According to The Economist Intelligence Unit’s Climate Change Resilience Index, climate change could directly cost the world economy $7.9 trillion and shave off 3% of global GDP by 2050.9 This drag on GDP directly reduces the return on a diversified portfolio over the long term.10

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6 8 Del. C. §362.

7 8 Del. C. §365.

8 Banking on Climate Chaos: Fossil Fuel Finance Report 2021, Rainforest Action Network (March 2021), available at https://www.ran.org/bankingonclimatechaos2021/.

9 Global economy will be 3 percent smaller by 2050 due to lack of climate resilience, The Economist Intelligence Unit (November 20, 2019), available at https://www.eiu.com/n/global-economy-will-be-3-percent-smaller-by-2050-due-to-lack-of-climate-resilience/.

10 Richard Mattison et al., Universal Ownership: Why environmental externalities matter to institutional investors, Appendix IV (demonstrating linear relationship between GDP and a diversified portfolio) (2011), UNEP Finance Initiative and PRI, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

To date, while the Company has taken steps to reduce these costs, it has done so within the confines of company-first shareholder primacy. While Wells Fargo has recognized the need for its clients to reduce greenhouse gas emissions, set a goal to increase low-carbon financing, and committed to net-zero financed emissions by 2050, it couches all of these efforts within the illusory promise that the status quo can somehow serve the interests of stockholders and other stakeholders in equal measure, a proposition that clearly does not reflect reality. Instead, as Olivier Elamine, CEO of the German REIT Alstria, recently explained, companies must make trade-offs:

If reaching the goals of the Paris Agreement was a good business opportunity, Elamine continues, it would be happening at a much faster pace already: “We need to acknowledge that somewhere along the line, it stops being about the business opportunity - that good business decisions alone won’t get us there - and we need to accept, collectively, that it will come at a cost. Only then will we be able to achieve it.”11

As a PBC, Wells Fargo would have the option to take the steps that are necessary to address these economic harms (such as reducing its fossil-fuel loan portfolio), even if the steps cannot be justified by the board as necessarily optimizing its long-term profits. Using its business judgment, Wells Fargo’s Board would have greater discretion to participate in authentic long-term solutions to constrain climate change and minimize the associated impacts to diversified shareholders.

Example 3: Discriminatory practices persist in Wells Fargo’s workplaces and lending practices. Wells Fargo ranked in the bottom quartile of companies in a September 2020 report that evaluated corporate responses to the pandemic and “the degree to which these demonstrate a meaningful transition toward the promised stakeholder primacy model.”12 Issues that contributed to the company’s low ranking included its predatory lending practices toward Native Americans, banking discrimination against minority borrowers, and hiring discrimination. Another recent report gave Wells Fargo a failing grade on its diversity and inclusion efforts because the company does not disclose the racial breakdown of its employees.13

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11 Sophie Robinson-Tillett, The CEO’s perspective: ‘Surely it’s more responsible to tell the truth than to come up with Net Zero claims,’ Responsible Investor (March 29, 2021), available at https://www.responsible-investor.com/articles/the-ceo-s-perspective-surely-it-s-more-responsible-to-tell-the-truth-than-to-come-up-with-net-zero-claims.

12 Bronagh Ward et al., COVID-19 and Inequality: A Test of Corporate Purpose, The Test of Corporate Purpose (September 2020), available at https://c6a26163-5098-4e74-89da-9f6c9cc2e20c.filesusr.com/ugd/f64551_63f016a989db4dfeaa636d5a659d691a.pdf.

13 Nicholas Weiner and Hudson Muñoz, Advancing Racial Justice for Frontline Bank Workers, Committee for Better Banks (March 2021), available at https://www.bankaccountability.org/system/files/cbb_di_analysis_0.pdf.

Discrimination and inequality not only harm employees and their families, but also degrades social systems and communities. According to the Economic Policy Institute, income inequality is slowing U.S. economic growth by reducing demand by 2-4%.14 Similarly, the Federal Reserve Bank of San Francisco determined that gender and racial gaps created $2.9 trillion in losses to U.S. GDP in 2019.15 Moreover, a recent report from Citigroup calculated that eliminating racial disparity would add $5 trillion to the U.S. economy over the next five years.16 The same study explains steps that corporations could take to reduce the gap. This drag on GDP directly reduces the return on a diversified portfolio over the long term.17

To date, while the Company has taken steps to reduce these impacts, it has done so within the confines of company-first shareholder primacy. For instance, while Wells Fargo has expanded its programs aimed at promoting diversity and reducing inequality, it couches its efforts within the illusory promise that it can serve the interests of stockholders and other stakeholders with no compromise whatsoever, a proposition that clearly does not reflect reality. Addressing racial injustice will not always align with an interest in increasing company financial return, and in the face of such conflicting interests, our board will be obligated to privilege financial return until Wells Fargo becomes a PBC.

As a PBC, Wells Fargo could take steps to address these economic harms, even if the steps do not optimize its long-term profits. Using its business judgment, Wells Fargo’s Board could work toward meaningful, long-term solutions to noxious inequality, without being constrained by a narrow view of its shareholders’ interests.

*         *         *         *

As a PBC, Wells Fargo could take action that reduces externalities in order to improve local and global economies and returns to diversified shareholders even if the action reduced its long-term internal rate of return. Such actions might involve unilateral reduction of externalities, support for regulation and taxes that imposed limits on externalities, or following extra-legal guardrails mediated by shareholders, industry groups, or others. As a PBC, Wells Fargo would not be obligated to take these actions, but it would have the option to do so, expanding the range of choices available to the board and management to authentically protect the broad interests of its diversified shareholders and other stakeholders.

Signing the BRT Statement alone does not address company-first shareholder primacy

Wells Fargo’s Commitment under the BRT Statement

In August 2019, the Company made a commitment to stakeholders by signing the Business Roundtable Statement on the Purpose of a Corporation (the BRT Statement).18 That commitment will remain an empty promise unless Wells Fargo becomes a PBC.

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14 Josh Bivens, Inequality is slowing U.S. economic growth: Faster wage growth for low- and middle-wage workers is the solution, Economic Policy Institute (December 12, 2017), available at https://www.epi.org/publication/secular-stagnation/.

15 Shelby R. Buckman et al., The Economic Gains from Equity, Federal Reserve Bank of San Francisco (January 19, 2021), available at https://www.frbsf.org/our-district/files/economic-gains-from-equity.pdf.

16 Dana M. Peterson and Catherine L. Mann, Closing the Racial Inequality Gaps: The Economic Cost of Black Inequality in the U.S., Citi GPS (September 2020), available at http://citi.us/3olxWH0.

17 See n. 4.

18 https://system.businessroundtable.org/app/uploads/sites/5/2021/02/BRT-Statement-on-the-Purpose-of-a-Corporation-Feburary-2021-compressed.pdf

Specifically, the statement says, “While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders,” including customers, employees, suppliers, and the communities in which companies work. Were Wells Fargo able to authentically adhere to the BRT Statement, it could address some of the problems created by company-first shareholder primacy. However, as explained above, the legal rules that govern Wells Fargo have been authoritatively interpreted to require it to subordinate important stakeholder interests when they diverge from those of the shareholders. Indeed, in response to a similar proposal last year asking for a report on PBC conversion, Wells Fargo commissioned the Richards, Layton law firm to conduct a study on the basis of which it dismissed the advisability of PBC conversion.19 According to the study:

The directors of Delaware corporations… may (and often do) consider the interests of other stakeholders of the corporation so long as any decisions made with respect to such stakeholders are in the best interests of the corporation and its stockholders… As a result, there would likely be some uncertainty regarding decision-making in a public benefit corporation… where the interests of stockholders and other stakeholders or the public benefit diverge.

And therein lies the conundrum: The interests of stockholders and other stakeholders will not always align, at least as defined by conventional corporation case law. When that happens, Wells Fargo’s report says shareholders prevail, contrary to its commitment under the BRT Statement.

As a conventional corporation, Wells Fargo cannot shake the specter of company-first shareholder primacy and the constant concern that any significant decision it makes must be consistent with optimizing its financial return. Thus, the BRT Statement accomplishes little, but it does leave Wells Fargo vulnerable to the charge of hypocrisy and violation of trust, because it has publicly made a pledge that it cannot adhere to consistently when profits and systemic risks collide.

Conversion to a PBC would allow Wells Fargo to follow through on the BRT Statement, improve the lives of its stakeholders, and increase the long-term value of the portfolios of its diversified shareholders. It will be able to focus on the creation of real value for all stakeholders and reject profits that come from the exploitation of vulnerable populations and common resources. Indeed, because it will be able to give full weight to stakeholder concerns, Wells Fargo will earn their trust and loyalty in a manner not available to companies that follow a company-first shareholder primacy model.20

Reaction to the BRT Statement Confirms the Advisability of Converting to a PBC

The reaction to the BRT Statement’s issuance revealed a degree of skepticism that turned out to be well placed. One skeptical commentator noted that “For many of the BRT signatories, truly internalizing the meaning of their words would require rethinking their whole business.”21 Others noted the importance of the change, but also that it was meaningless without ending shareholder primacy:

Ensuring that our capitalist system is designed to create a shared and durable prosperity for all requires this culture shift. But it also requires corporations, and the investors who own them, to go beyond words and take action to upend the self-defeating doctrine of shareholder primacy.22

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19 See n. 2.

20 See Frederick Alexander, Benefit Corporation Law and Governance: Pursuing Profit with Purpose p. 48 (2018) (“The Paradox of the Value of Commitment: The Concession that Isn’t”).

21 Andrew Winston, Is the Business Roundtable Statement Just Empty Rhetoric?, Harvard Business Review (August 30, 2019), available at https://hbr.org/2019/08/is-the-business-roundtable-statement-just-empty-rhetoric.

22 Jay Coan Gilbert, Andrew Kassoy, and Bart Houlahan, Don’t believe the Business Roundtable has changed until its CEOs’ actions match their words, Fast Company (August 22, 2019), available at https://www.fastcompany.com/90393303/dont-believe-the-business-roundtable-has-changed-until-its-ceos-actions-match-their-words.

Still others viewed the entire exercise as a PR stunt, and one that ultimately could harm the very stakeholders the BRT Statement purported to support. “The statement is largely a rhetorical public relations move rather than the harbinger of meaningful change,” asserted a Harvard Law School article, noting that the incentives CEOs face had not changed, so neither would their behavior.23

Sadly, evidence of the false promise of the BRT Statement has begun to emerge. For example, Wharton management professor Tyler Wry compiled data on signatories’ behavior through the early stages of the COVID-19 pandemic to see if they were “living up to their word.” He found quite the reverse, as a recent article explains:

As COVID-19 spread in March and April, did signers give less of their capital to shareholders (via dividends and stock buybacks)? No. On average, signers actually paid out 20 percent more of their capital than similar companies that did not sign the statement. Then, as the coronavirus swept the country, did they lay off fewer workers? On the contrary, in the first four weeks of the crisis, Wry found, signers were almost 20 percent more prone to announce layoffs or furloughs. Signers were less likely to donate to relief efforts, less likely to offer customer discounts, and less likely to shift production to pandemic-related goods.24

But PBC conversion represents a real solution, as Justice Strine noted in the article quoted earlier in this document.

Wells Fargo’s opposition statement

The Company’s opposition statement to the Proposal contains a number of arguments that do not address the underlying question of whether converting to PBC status will benefit its shareholders. Each of these objections is easily refuted, as demonstrated below.

But more fundamentally, the opposition statement and the legal opinion upon which it relies focus solely on potential risks or uncertainties that a change in corporate form could introduce. However, Wells Fargo has utterly failed to examine the possibilities that conversion to a PBC would open up. As discussed in the previous section, as a conventional corporation, Wells Fargo is bound at every turn to ensure that its decisions always advance the narrowly defined interests of shareholders. In considering whether to recommend the Proposal, Wells Fargo and its directors should have seriously examined the question of what they could do differently if they were relieved of the shareholder primacy stricture. How would the new flexibility allow it to address issues of racial equity and climate change? Would it be able to put policies in place that better protected depositors and borrowers from the type of overreaching that Wells Fargo has committed in the past? These are important questions that were apparently never raised.

By failing to do any analysis of the gap between its current capabilities and what it could do as a PBC, Wells Fargo has poorly served its shareholders in the opposition statement. Even if it were going to recommend against the proposal, the board of directors should have commissioned an honest analysis of the Proposal’s potential substantive impact on its ability to prioritize stakeholder interests, rather than simply obtaining a list of “risks” that, as shown below, are not really all that risky.

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23 Lucian Bebchuk and Roberto Tallarita, The Illusory Promise of Stakeholder Governance, Harvard Law School Forum on Corporate Governance (March 2, 2020), available at https://corpgov.law.harvard.edu/2020/03/02/the-illusory-promise-of-stakeholder-governance/.

24 Jerry Useem, Beware of Corporate Promises: When firms issue statements of support for social causes, they don’t always follow through, The Atlantic (August 6, 2020), available at https://www.theatlantic.com/ideas/archive/2020/08/companies-stand-solidarity-are-licensing-themselves-discriminate/614947/.

Wells Fargo’s claim that its existing commitments and practices already focus on stakeholders’ needs is misleading, because the Company can only consider those stakeholders as part of a company-first analysis.

Wells Fargo’s claim that there is no need to become a PBC because its management team already has the flexibility to promote stakeholders’ interests misses the critical difference between PBCs and conventional corporations. Any such consideration by a conventional corporation like Wells Fargo must be in service of financial return. In contrast, PBC directors can consider the ultimate effect of their decisions on stakeholders as ends in themselves.

Wells Fargo enumerates a number of sustainability initiatives it has undertaken with regard to pandemic relief, environmental sustainability, and diversity. This proposal in no way suggests that these initiatives are insignificant, or that they do not produce real-world benefits. Rather, it recognizes the fact that Wells Fargo is limited in its pursuit of these initiatives by its obligation to prioritize financial return to shareholders above all else. Thus, consideration of stakeholders as the Company now practices it and as it would be practiced by a PBC are completely different.

Wells Fargo’s claims that the PBC form involves “uncertainties, risks, costs, and distractions” and is virtually unprecedented are false and ignore a growing trend.

The opposition statement implies that becoming a PBC is uncharted territory. In fact, scholars have tracked hundreds of privately held companies that have raised billions of dollars as PBCs,25 and the form is becoming increasingly popular in the public markets.

For example, Amalgamated Financial (AMAL) is a publicly traded New York-based bank that recently became a PBC after obtaining the vote of its shareholders, as did Broadway Financial Corporation (BYFC), another bank holding company. Novus Capital (NOVSU) was a publicly traded SPAC that converted to a PBC when it acquired an operating company, and now trades as AppHarvest (APPH). There have been five IPOs of PBCs: Laureate Education (LAUR), Vital Farms (VITL), Lemonade Insurance (LMND), Coursera (COUR) and Sustainable Development Acquisition I (SDACU). In early 2020, the shareholders of Avon Products, a conventional U.S.-based public corporation, received ADRs of Natura (NTCO), a Brazilian corporation with a fiduciary structure similar to a PBC. That transaction was approved by the Avon shareholders. In another example, Danone, the multinational food products corporation, which has ADRs that trade in the United States over the counter (DANOY), obtained the vote of its shareholders in April of 2020 to become the French equivalent of a PBC. Other significant PBCs include Allbirds, Guild Education, Danone North America, Beta Bionics, and Lung Biotechnology PBC.

Wells Fargo’s assertion that directors of a PBC would face “uncertainty and risk regarding decision-making” in cases where “the interests of shareholders and other stakeholders diverge.” The fact, however, is that the PBC statute is extremely clear in providing directors with wider discretion than conventional corporation directors have. The absence of case law is no reason for Wells Fargo to surrender the opportunity to take a leadership position. Moreover, the change to the statute can actually protect companies from litigation when they account for systemic costs, which may reduce the risk of certain litigation.

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25 Dorff, Michael B. and Hicks, James and Davidoff Solomon, Steven, The Future or Fancy? An Empirical Study of Public Benefit Corporations (February 4, 2020), Harvard Business Law Review, Forthcoming, European Corporate Governance Institute - Law Working Paper, 495/2020, Southwestern Law School Research Paper No. 2019/10, Available at SSRN: https://ssrn.com/abstract=3433772 or http://dx.doi.org/10.2139/ssrn.3433772.

Moreover, Wells Fargo’s assertion that there is “uncertainty” around regulation ignores the fact that the Proposal is precatory—should the shareholders express their interest in converting Wells Fargo to a PBC, there will be ample time to clear the conversion with regulators before amending the certificate of incorporation. Moreover, there is no reason to think that regulators will object. As noted above, two publicly traded bank holding companies have already converted to PBC status in 2021.

Conclusion

Please vote FOR Proposal No. 5

By voting FOR Proposal No. 5, shareholders can urge Wells Fargo to become a PBC, as hundreds of companies have already done. Becoming a PBC will permit Wells Fargo to better serve the needs of its diversified shareholders and directly account for the critical social and environmental systems upon which a thriving economy depends. The stakeholder orientation permitted by the PBC form is more likely to create value for diversified shareholders than the prevailing “profit at any cost” approach that imposes substantial costs on those same shareholders.

Simply signing the BRT Statement is not sufficient to create the type of corporation that can authentically serve the needs of all stakeholders and prevent the dangerous implications of company-first shareholder primacy.

The Shareholder Commons urges you to vote FOR Proposal #5 on the proxy, the Shareholder Proposal requesting the Board to covert Wells Fargo to a Public Benefit Corporation at the Wells Fargo and Company Annual Meeting on April 27, 2021.

For questions regarding Wells Fargo and Company Proposal #5 – submitted by Harrington Investments, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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